Exhibit 77(d)

                 Policies with respect to Security Investments

On December 15, 2004, the Board of Directors ("Board") of ING Series Fund, Inc. on behalf of ING Government Fund approved the following changes to the Prospectus disclosure:

1. Effective December 15, 2004 the following paragraph was added to the Investment Strategy for ING Government Fund:

            The Fund may also invest up to 20% of its assets in non-government securities including corporate debt, derivatives, non-agency mortgage-backed, asset-backed, or foreign securities.

2. Effective December 15, 2004 the following risks were added to the Risks for ING Government Fund:

            Risks of Foreign Investing --foreign investments may be riskier than U.S. investments for many reasons. Some foreign securities tend to be less liquid and more volatile than their U.S. counterparts. Accounting standards and market regulations tend to be less standardized in certain foreign countries and economic and political climates tend to be less stable. Investments outside the U.S. may also be affected by administrative difficulties, such as delays in clearing and settling portfolio transactions. Securities of foreign companies may be denominated in foreign currency. Exchange rate fluctuations may reduce or eliminate gains or create losses. Hedging strategies intended to reduce exchange risk may not perform as expected.

            Risks of Using Derivatives --derivatives are subject to the risk of changes in the market price of the underlying security, credit risk with respect to the counterparty to the derivative instrument, and the risk of loss due to changes in interest rates. The use of certain derivatives may have a leveraging effect, which may increase the volatility of the Fund and may reduce returns for the Fund.

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3.    Effective December 15, 2004 the following risks were added to the
      Principal Risks for ING Government Fund:

            Reverse Repurchase Agreements and Dollar Rolls (ING Government
            Fund). A reverse repurchase agreement or dollar roll involves the sale of a security, with an agreement to repurchase the same or substantially similar securities at an agreed upon price and date. Whether such a transaction produces a gain for a Fund depends upon the costs of the agreements and the income and gains of the securities purchased with the proceeds received from the sale of the security. If the income and gains on the securities purchased fail to exceed the costs, net asset value will decline faster than otherwise would be the case. Reverse repurchase agreements and dollar rolls, as leveraging techniques, may increase a Fund's yield; however, such transactions also increase a Fund's risk to capital and may result in a shareholder's loss of principal.

            Borrowing (ING Government Fund). Borrowing may exaggerate the effect of any increase or decrease in the value of portfolio securities or the NAV of a Fund, and money borrowed will be subject to interest costs. Interest costs on borrowings may fluctuate with changing market rates of interest and may partially offset or exceed the return earned on borrowed funds. Under adverse market conditions, a Fund might have to sell portfolio securities to meet interest or principal payments at a time when fundamental investment considerations would not favor such sales.

      In addition, Derivatives risk is now a principal risk of ING Government Fund.

4. Effective December 15, 2004 the risks entitled "Reverse Repurchase Agreements and Dollar Rolls" and "Borrowing" are deleted from Other Risks.